NEWS RELEASE

                                   For:        Hoenig Group Inc.
                                               4 International Drive
                                               Rye Brook, NY  10573

                                   Company
                                   Contact:    Fredric P. Sapirstein
                                               Chief Executive Officer
                                               (914) 935-9000

     FOR IMMEDIATE RELEASE

               RYE BROOK, NY, January 14, 1997 -- Hoenig Group Inc. (the "Company"), announced today that its Board of Directors adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on January 31, 1997.

               The Rights Plan was not adopted in response to any effort to acquire control of the Company. The Rights Plan, however, is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquiror from gaining control of the Company without offering a fair and adequate price to all of the Company's stockholders. The rights will expire on January 14, 2007.

               Each right initially will entitle stockholders to buy one unit of a share of preferred stock for $18. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the Company's common stock.

               The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days following a public announcement that a 20% position in the Company's common stock has been acquired.

               Wasserstein Perella & Co. provided financial advice regarding the Company's Stockholder Rights Plan. Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

               Hoenig Group Inc. provides global securities brokerage through its wholly-owned subsidiaries in the United States, United Kingdom, Hong Kong and Japan. Hoenig Group Inc.'s wholly-owned subsidiary, Axe-Houghton Associates, Inc., provides professional investment management to public and corporate employee benefit plans, investment partnerships and other institutional clients.

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